Exhibit 7.3

STATE OF MINNESOTA COUNTY OF YELLOW MEDICINE	DISTRICT COURT EIGHTH JUDICIAL DISTRICT File No. 87-CV-07-92

Glacial Lakes Energy, LLC,
A South Dakota Limited Liability Company,

Plaintiff,

v.

Granite Falls Energy, LLC,	ORDER FOR
A Minnesota Limited Liability Company,	INJUNCTIVE RELIEF

Defendant

and

Paul Enstad, Kenneth Berg, Scott Dubbelde,
Rodney Wilkison, Shannon Johnson, and
Julie Oftedahl-Volstad, members of the
Board of Governors of Granite Falls Energy,
LLC,

Defendant Governors,

and

Fagen, Inc., a Minnesota Corporation,

A potentially Interested party
Pursuant to M.S.A. § 555.11

The above-entitled matter came before the undersigned Judge of District Court on February 12, 2009. Plaintiff Glacial Lakes Energy, LLC, sought expedited injunctive relief under M.S.A. §322B.833 and § 322B.38, and for a Temporary Restraining Order and/or Temporary Injunctive under Minn. R. Ci. P. 65.01 et seq. enjoining the Defendants from taking certain actions in response to a Membership Unit Purchase Agreement between Fagen, Inc., and Glacial Lakes Energy, LLC, dated December 4, 2008.

Plaintiff Glacial Lakes Energy was represented by attorneys Michael L. Weaver and Kurtis A. Greenly. Defendants were represented by Kevin Stroup. Potentially interested party, Fagen Inc., was represented by attorneys Thomas Jensen and Eric Drange.

Based upon all the files and proceedings herein, memoranda and arguments of counsel the Court makes the following:

FINDINGS OF FACT

1.                                       On December 4, 2008, Fagen, Inc., entered into a Membership Unit Purchase Agreement (the “Purchase Agreement”) with plaintiff Glacial Lakes Energy, LLC (“Glacial Lakes” or “Glacial Lakes Energy”). The Purchase Agreement related to a potential sale by Glacial Lakes to Fagen, Inc. of 2000 Membership Units that Glacial Lakes holds in Granite Falls Energy, LLC (“Granite Falls Energy”).

2.                                       The Purchase Agreement provides in part that “on the Closing Date…Seller [Glacial Lake Energy] will sell, assign, and transfer to Buyer [Fagen, Inc.], free and clear of any liens, claims, encumbrances, or security interests, all of the Seller’s right, title and interest in 2000 Membership Units in Granite Falls Energy.” The Purchase Agreement further provides that “At the closing,” Glacial Lakes will deliver to Fagen, Inc. all necessary certificates, instruments and documents to effect a transfer of the purchased Membership Units to Fagen, Inc. “endorsed in blank or accompanied by duly executed assignment documents,” at which time Fagen is to receive Membership Certificates duly issued and signed in accordance with the Operating Agreement.

3.                                       No closing date is established by the Purchase Agreement. By the terms of the Purchase Agreement, the closing is to be not later than seven months after the date of the Purchase Agreement.

4.                                       The 2000 Membership Units that are the subject of the Purchase Agreement are part of a block of 6500 Membership Units in Granite Falls Energy owned by Glacial Lakes. Under the terms of the Purchase Agreement, during this seven-month period prior to closing, Glacial Lakes may continue to seek a buyer for the entire block of 6500 Membership Units.

5.                                       By the terms of the Purchase Agreement, should Glacial Lakes enter an agreement to sell the block of 6500 Units, the Purchase Agreement with Fagen, Inc. terminates. The Purchase Agreement also provides Fagen, Inc. with a right to terminate the Purchase Agreement upon five (5) days’ written notice.

6.                                       There has been no closing on this Purchase Agreement and there has been no finalization of the potential sale of 2000 Membership Units by Glacial Lakes Energy to Fagen, Inc.

7.                                       Granite Falls Energy has adopted various procedures to be followed by the Board of Governors for approval of any sales or transfers of Membership Units. Among other things, these procedures require that the holder of the Membership Units complete and submit to the Board of Governors a Private Transfer Application or request forms, and deliver to the Board its Membership Unit Certificates endorsed by the holder.

8.                                       Neither Glacial Lakes Energy nor Fagen, Inc. has submitted to the Granite Falls Board of Governors a Private Transfer Application, a Private Transfer Request form, the endorsed Unit Certificate, an executed assignment, or any other documentation necessary under Granite Falls’ procedure for the recording of a sale or transfer of Units. Neither Glacial

                                                Lakes nor Fagen, Inc. has made a request of the Granite Falls Energy Board to approve a sale.

9.                                       Glacial Lakes Energy has not prepared or delivered to Fagen, Inc. the necessary documents to effect a final transfer of the 2000 Membership Units to Fagen, Inc., an obligation existing only at the time of closing, which has not yet occurred and may never occur. Glacial Lakes continues to hold disposition power, voting power, and governance rights in the 2000 Membership Units.

10.                                 Rather than follow established procedures and rely upon properly executed documents and directives, Granite Falls Energy, acting through its Board of Governors, called a Special Interim Board Meeting for January 13, 2009. The sole agenda item related to what was referred to as the transfer of 2000 shares from Glacial Lakes to Fagen, Inc.

11.                                 At this interim board meeting the Board of Governors passed a Resolution approving the “private transfer of 2000 Membership Units from Glacial Lakes to Fagen, Inc.” The Resolution also states that “the company’s officers have the power to take such further action as they reasonably deem necessary and consistent with the foregoing Resolution, including the recordation of the transfer on the books of the company.”

12.                                 By the terms of the Granite Falls Membership Control Agreement, so long as Glacial Lakes Energy holds at least 20% of the issued and outstanding Units of Granite Falls Energy, Glacial Lakes Energy is entitled to designate two members and an alternate to the Board of Governors of Granite Falls Energy. Additionally, if Glacial Lakes sells a number of its Membership Units comprising at least 20% of the issued and outstanding Membership Units of Granite Falls Energy to a single person or entity, that purchaser succeeds to Glacial Lakes’ right to designate two members and an alternate to serve on the Granite Falls Board of Governors.

13.                                 Following the January 13, 2009 Resolution, the attorneys for Granite Falls Energy advised Glacial Lakes that Granite Falls Energy nevertheless intends to record the transfer of 2000 Membership Units to Fagen, Inc. on its books effective as of the date the Resolution was passed. The Granite Falls Energy attorney also advised Glacial Lakes Energy that because of this transfer, Glacial Lakes Energy no longer holds at least 20% of the issued and outstanding Membership Units of Granite Falls Energy and, therefore; has relinquished its right to appoint anyone to the Board of Granite Falls Energy, and that the Glacial Lakes designated Board Members who had been serving on the Granite Falls Board are “deemed to have resigned.” Additionally, the attorneys for Granite Falls Energy advised Glacial Lakes that “Granite Fails Energy, LLC is not willing to acknowledge the transferability of any appointment rights claimed by Glacial Lakes, LLC.”

14.                                 On January 20, 2009, Granite Falls Energy sent notices to the two Glacial Lakes designated Board members stating that they were no longer members of the Granite Falls Energy Board.

15.                                 Plaintiff Glacial Lakes Energy objected to these actions by Granite Fails Energy and by the Board of Governors of Granite Falls Energy. It submitted written objections to the attorneys for Granite Falls Energy by correspondence of January 13, 2009 and January 27, 2009. Glacial Lakes Energy has demanded that this intended action by Granite Falls be reversed or rescinded. Granite Falls Energy and the Board of Governors of Granite Falls Energy have not reversed or rescinded their intended actions.

CONCLUSIONS OF LAW

1.                                       Sections 322B.833 and 322B.38 of the Minnesota Limited Liability Company Act provide the Court with the authority to grant “any equitable relief it considers just and reasonable in the circumstances” when a member establishes that the governors of a limited liability company have acted fraudulently, illegally, or in a manner unfairly prejudicial toward one or more members. Accordingly, the Court may award Glacial Lakes the equitable injunctive relief requested without considering the factors for granting a temporary restraining order or preliminary injunction under Rule 65.01 et seq. of the Minnesota Rules of Civil Procedure.

2.                                       Rule 65.01 provides that the Court may grant a temporary restraining order if “immediate and irreparable injury, loss, or damage will result to the applicant before the adverse party or that party’s attorney can be heard in opposition.” The factors to be considered are: (1) the relationship between the parties; (2) the harm plaintiff may suffer if the injunction is denied, compared with the harm inflicted on the defendant if the injunction is granted; (3) the likelihood that the party will prevail on the merits; (4) public policy considerations; and (5) administrative burdens imposed on the Court if an injunction issues.

3.                                       Glacial Lakes has demonstrated that it is entitled to equitable relief pursuant to both M.S.A. § 322B. 833 and 322B.38, and pursuant to Minn. R. Civ. P. 65.01 et seq.

4.                                       The December 4, 2008 Purchase Agreement does not constitute a final sale or transfer of the 2000 Membership Units from Glacial Lakes Energy to Fagen, Inc. By the terms of the Agreement, title will not transfer until the closing. No closing has taken place. It is possible that no closing will ever take place on the Purchase Agreement. Pending closing on the transaction with Fagen, Inc. or some other sale or transfer permitted by the

                                                Purchase Agreement, Glacial Lakes Energy remains the owner and holder of the 2000 Membership Units that are the subject of the December 4, 2008 Purchase Agreement.

5.                                       No transfer of title or ownership of the 2000 Membership Units occurred on December 4, 2008, the date of the Purchase Agreement, nor did it occur on January 13, 2009, the date that the Granite Falls Board passed its Resolution. Accordingly, Granite Falls Energy’s actions are premature and unfairly prejudicial towards Glacial Lakes Energy, and deprive Glacial Lakes Energy of its property and contract rights.

6.                                       It is highly likely that Glacial Lakes Energy will succeed on the merits of its claims. The intended actions by Granite Falls Energy to transfer ownership of the 2000 Membership Units from Glacial Lakes Energy to Fagen, Inc. are contrary to the terms of the Purchase Agreement. In addition, Granite Falls Energy failed to comply with the procedures and requirements for the transfer of title or ownership to these Membership Units.

7.                                       The actions taken by Granite Falls Energy through its Board of Governors have caused and continue to cause irreparable harm and injury to Glacial Lakes Energy. Glacial Lakes Energy has been deprived of its right to designate two members and an alternate to the Granite Falls Board of Governors, and has been deprived of its right to continue efforts to sell its entire block of 6500 Membership Units to a single purchaser under circumstances where the successor purchaser will have the right to appoint two members and an alternate to the Board of Governors of Granite Falls Energy. The loss of ability to market the block of 6500 Membership Units with the accompanying right of the purchaser to designate members to the Granite Falls Board causes irreparable injury to Glacial Lakes Energy by reducing the value of the block of 6,500 membership units.

8.                                       No harm is incurred by Granite Falls Energy by reestablishing the status quo as it existed prior to December 4, 2008 and, thus, no bond is required to protect the interest of Granite Falls Energy LLC.

9.                                       Public policy strongly favors the protection of property rights. The action by Granite Falls Energy and its Board of Governors significantly undermines the property rights of Glacial Lakes Energy in its block of 6500 Membership Units.

10.                                 There is no administrative burden associated with a temporary restraining or temporary injunction that merely has the effect of establishing or maintaining the status quo as it existed prior to December 4, 2008.

ORDER FOR EQUITABLE INJUNCTIVE RELIEF

Pending further Order of the Court, Equitable Injunctive Relief is Ordered as follows:

1.                                       Defendants are enjoined from entering in the books and records of Granite Falls Energy any record of sale or transfer of 2000 Membership Units from Glacial Lakes Energy to Fagen, Inc., or otherwise transferring ownership of the 2000 Membership Units from Glacial Lakes Energy to Fagen, Inc., based upon the December 4, 2008 Membership Unit Purchase Agreement between Fagen, Inc. and Glacial Lakes Energy.

2.                                       Defendants shall rescind and reverse any entries already made in the books and records of Granite Falls Energy that a record or direct sale or transfer of 2000 Membership Units from Glacial Lakes Energy to Fagen, Inc, based upon the December 4, 2008 Membership Unit Purchase Agreement between Fagen, Inc. and Glacial Lakes Energy.

3.                                       Granite Falls Energy shall ensure that its records reflect Glacial Lakes Energy’s ownership of 6500 Membership Units until such time as Glacial Lakes Energy provides an executed request for transfer along with appropriate support documentation.

4.                                       The Glacial Lakes Energy Appointees are restored to the Granite Falls Energy Board. Defendant Governors are enjoined from interfering with the attendance by these Board Members at Granite Falls Energy Board Meetings.

Dated this 18th day of February, 2009.

BY THE COURT

HONORABLE PAUL A. NELSON
Judge of District Court

A Memorandum shall be issued separately.